Exhibit No. 12

RPM

RATIO OF EARNINGS TO FIXED CHARGES

Periods Ended May 31, 2012 through May 31, 2016 and November 30, 2016

	Six Months Ended	Year Ended May 31,
	November 30, 2016	2016	2015	2014	2013	2012
Ratio of Earnings to Fixed Charges [1]	1.83	5.36	5.29	5.34	2.86	4.84

[1] Calculated as follows:	(income before income taxes) + (fixed charges)
(fixed charges)

Fixed charges consist of interest expense, amortized expenses related to debt and an estimate of the interest portion of rental expense.

	Six Months Ended	Year Ended May 31,
(All numbers in thousands)	November 30, 2016	2016	2015	2014	2013	2012
Income before income tax	41,618	483,466	453,253	424,487	176,891	328,289
Fixed charges	50,395	110,851	105,549	97,918	95,346	85,579
Total	92,013	594,317	558,802	522,405	272,237	413,868